Exhibit 99.1

Globavend (Nasdaq: GVH) Granted Second Grace Period by Nasdaq for Minimum Bid Price Compliance

PERTH, AUSTRALIA, February 18, 2025 — Globavend Holdings Limited (Nasdaq: GVH) (the “Company” or “Globavend”), an emerging e-commerce logistics provider, today announced that it received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) on February 13, 2025, indicating that the Company is granted an additional 180 calendar days, or until August 11, 2025, to regain compliance of the $1.00 minimum bid price requirement for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”).

If the Company cannot regain compliance by August 11, 2025, Nasdaq will issue a delisting determination. At that time, the Company may appeal such determination to a hearings panel of Nasdaq.

The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including a reverse stock split (i.e., a share consolidation).

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 20-F for the year ended September 30, 2024, which is on file with the SEC and are available on our investor relations website at https://globavend.com/ and on the SEC website at www.sec.gov., as well as the subsequent Current Reports on Form 6-K or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We undertake no duty to update this information unless required by law.

For investor and media inquiries, please contact:

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 8 6141 3263